(Graphic: the Next
                                 generation)



                             Pamet Systems, Inc.
                             1995 Annual Report

                           DESCRIPTION OF BUSINESS

        Pamet Systems, Inc., (the "Company), designs, develops, installs and supports computer software and turnkey computer systems principally serving municipalities with populations under 250,000, as well as campus, public housing, and transit police agencies. The Company's innovative applications automate the acquisition, storage, processing, retrieval and communication of information for public safety agencies.

        The principal product of the company is PoliceServer, an information management system for police departments. PoliceServer is an integrated computer-aided dispatch and records management systems which includes the clerical and record keeping functions necessary for police department operation, from electronic dispatch and booking to word processing and electronic mail as well as Imaging (MugShots and Crime Scenes) and mobile data terminals (MDTs) for field reporting. The Company also markets FireServer, a information management and computer-aided dispatch system that provides fire departments with data on structures, fire suppression plans and hazardous materials management.

        The Company's products are currently being marketed and installed in New England, the Southeastern states and the lower Midwestern states. Pamet is headquartered in Massachusetts and maintains offices in South Carolina and Ohio.

        The Company was incorporated on November 24, 1987 by Dr. Joel B. Searcy, its Chairman of the Board and President.

PoliceServer and FireServer are registered trademarks of the Company.

                         FORWARD LOOKING STATEMENTS

        This annual report contains statements which are not historical facts. These forward-looking statements reflect management's current views, are based on many assumptions and factors and may involve risks and uncertainties. Certain factors and other information contained in this Annual Report and in the Company's filings with the Securities and Exchange Commission could cause such views, assumptions and factors and the Company's results of operations to be materially different.

                            To Our Stockholders:

      Fiscal 1995 proved to be pivotal for Pamet in a number of ways. Early in the year, a grant program funded by the Violent Crime Control and Law Enforcement Act of 1994 presented an exceptional opportunity for police departments to fund the purchase of computer systems. Pamet conducted a successful seminar series in the Northeast and the South to assist departments in applying for grants offered through the U.S. Department of Justice. The grant awards, expected in the Fall, were repeatedly delayed by failure of the Congress to pass an appropriations bill and by a series of government shutdowns. This delay of purchases in anticipation of grant funding resulted in disappointing revenues for the year.

      In spite of this, the second half of the year was marked by the Company's completion and introduction into the market of two significant new products. The first was ImageServer, a system for the capture and storage of photographs in digital form. This product allows instant on-line availability of color photographs (mug shots, crime scene photos, evidence, etc.) on the same screen used for normal PoliceServer computer access. The second was the QueryStation, a system to allow users complete freedom in extracting, sorting, analyzing and reporting the data contained in their departmental databases.

      Early 1996 saw the introduction of a new Mobile Data Computer (MDT) product that provides full interactive access to PoliceServer and FireServer systems by means of a digital adjunct to the cellular telephone system. This product is faster, more capable, and less costly than competing products, and has met with an enthusiastic reception by both new customers and our existing customer base. It also permits easy viewing of photo images from our ImageServer product in a cruiser, and supports automatic vehicle location through use of Global Positioning Satellite (GPS) receivers.

      The development and introduction of these new products is a key step in the evolution of the PoliceServer and FireServer product family to the next generation of public safety information systems. Characterized by the extension of the data stored from simple text to multimedia files, this new generation of systems makes information readily available not just inside the department, but where ever police officers and fire fighters are in performance of their duty. It also facilitates data sharing among agencies while providing security safeguards on sensitive information.

      Perhaps most significantly, Pamet is, to our knowledge, the first company in the U.S to offer this complete suite of products fully integrated with computer aided dispatch and police/fire records management, developed and supported completely in-house.

      As we look to 1996 and beyond, we plan to continue the evolution of this "next generation" of system as new technologies present themselves in mature and dependable form. We also look forward to growth in revenues and profits, spurred by new product sales to our existing customers and by an expanding customer base, particularly in the South and Midwest.

        As always, we welcome your thoughts on our Company and its markets, and encourage you to call or visit our Acton facility. Input from our stockholders is valuable to us. Thank you for your confidence as we continue to grow our Company in the years to come.

                             Dr. Joel B. Searcy
                            Chairman of the Board
                                  President

PAMET'S FOURTH GENERATION

(Paragraph is preceded by small graphic representing: Government Building) As technology continues to evolve, law enforcement officials and agencies will need to be more connected to information and each other than ever before.

Pamet recognizes this need for communication and information sharing and is leading the industry with the next generation in law enforcement computing products and services.

Thirty years ago, computer systems designed specifically for law enforcement were virtually non-existent. The only options available were large mainframe or primitive card oriented systems devoted to the tracking and maintenance of statistics. Access to these early systems and the information they contained was restricted to a system administrator. The usefulness of these systems was further limited by the ability to provide only information based on sorting and counting of the existing statistics known to that particular computer.

(Paragraph shows small graphic representing: Police Officer)
During the following decade state and federal law enforcement agencies began to use mainframe technology to network the government law enforcement community. These systems revolutionized communications between the state and federal agencies. However, the average police departments was still limited in their use of technology. While the introduction of mini-computers in 1975 allowed large to medium sized departments to install records systems to maintain selected master name information and arrest records, these systems still only allowed limited access to information on teletype style terminals.

(Paragraph contains small graphic representing: Communications Tower)
The mid-eighties brought the development of new smaller mini- and micro-computers, as well as the advent of interactive video terminals. At Pamet, we introduced our first PoliceServer systems making computers
accessible to all members of the department for the first time.   Our systems
also included the introduction of computer aided dispatch, and true interactive records management. Additionally, primitive mobile data communications began to be used to provide information to cruisers, thus off-loading some of the workload from the overcrowded voice radio channels.

(Paragraph contains small graphic representing: Judge's Gavel)
Now, in the 90s Pamet is leading the way in the "Next Generation" of law enforcement computing. By providing fully integrated multifunctional, multijurisdictional systems based on micro-computing technologies, Pamet supplies accessible computing to a broad range of departments regardless of their size or geographic location. With Pamets law enforcement information systems, officers use mobile data terminals (MDTs) which provide fully interactive access to records stored within their agency as well as records stored by other municipal agencies. Officers are also able to send and receive digital images from remote locations and complete necessary reports without having to return to the station, allowing them to decrease paperwork and spend more time on patrol.

(Paragraph contains small graphic representing: Firefighter)
As we enter the next generation, Pamets philosophy has not changed -- we will continue to provide public safety organizations with quality products using the newest in proven technologies, and enhanced by effective training and support services, so that they are able to concentrate on the real business of law enforcement and protection which is vital to todays communities.

(Paragraph contains small graphic representing: Laptop Computer)
In our pursuit of that goal, we will continue to grow, and adapt, and work -- to meet the challenge of our competition, to take advantage of new technologies, and to deliver on the wishes and needs of our customers and users to the benefit of our stockholders.

GRANT WATCH

In 1994, Pamet launched a national grant writing program to assist law enforcement agencies in the grant application process for monies made available through the Crime Control and Law Enforcement Act of 1994.

(Paragraph contains small graphic of Pamet's Grant Watch newsletter)
The program provided free instruction, work books, a Grant Watch newsletter, and a consultation hot-line with tips on how to successfully apply for grants to fund computer automation and advanced technology systems.

During 1995, Pamet continued to provide these seminars to assist departments in obtaining the funds needed to purchase the information systems to support effective law enforcement. Over the past year, Pamets grant application seminars have grown to serve more that 150 departments in their application for federal and state grants. Response to the program has been extremely positive and seminars continue to be well attended.

"Virtually every department that attends our seminars, has been awarded grant monies for new public safety systems," said Joel Searcy, president of Pamet Systems. "In fact, one attendee from the Tarrant City, Alabama police department, attended our seminar, followed our application guidelines, and was the only grant recipient in the state of Alabama, although there were
many other applicants.   We are convinced we have a winning formula."


As a company dedicated to serving public safety agencies, Pamet will continue to expand its grant seminars throughout the coming year. Pamets customized, free seminars will continue to educate departments regarding the latest in grant writing tips and techniques. And, new programs will be added to address the critical issues which face departments when identifying, locating, and applying for the growing number of state and federal grants.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

         The Company's net sales consist primarily of sales of software and turnkey computer systems and support and update service fees. Sales decreased 35.1% during the 12 month period ended December 31, 1995 (the 1995 period) from the 12 month period ended December 31, 1994 (the 1994 period). Management believes that the lack of profitability for the 1995 period was due to communities delaying purchases of systems to take advantage of the grants that they believed would be released from the 1994 Crime Bill. The Company believes that the delays in purchasing will extend into Q2 1996. However, in recent weeks the Company has learned of many grants finally being awarded. The Company continues to believe that the market has potential based on the continuing improvements in the economy and the heightened emphasis on crime and the awareness by communities that computer systems can improve the efficiency and effectiveness of their public safety resources, although there can be no assurance in the regard.

Results of Operations

         Year Ended December 31, 1995 vs. Year Ended December 31, 1994. Net sales decreased 35.1% to $1,094,735 in the 1995 period from $1,686,537 in the 1994 period. Sales of turnkey systems and hardware upgrades decreased $513,189 or 50.8% to $496,993 for the 1995 period from $1,010,182 for the
1994 period. The number of system sales decreased from 17 in the 1994 period to 7 in the 1995 period. Hardware upgrades increased to 9 in the 1995 period from 6 in the 1994 period. The decrease in the total revenue and total number of systems sold can be directly attributed to the delayed purchase of systems that would have been funded through grants associated with the 94 crime bill had the funding been released. The software portion of the systems sales decreased significantly to $177,172 for the 1995 period from $558,030 for the 1994 period reflecting the decreased system sales. Sales of the new ImageServer product increased to $91,552 for the 1995 period from $21,355 in the 1994 period. Sales of the mobile computer systems (MDT's) decreased 91.9% to $12,491 for the 1995 period from $153,951 for the 1994 period. Revenue for the 1995 period consisted of sales of the Company's software products sold to third party vendors and finders fees from the same vendor who sold MDT's directly to the Company's customers. During the 1994 period, MDT's had been purchased and resold by the Company using the third party vendor's hardware and software which resulted in higher total sales but low overall margins. Support revenues increased $73,330 or 25.7% to $359,094 for the 1995 period from $285,764 for the 1994 period. This increase reflects the Company's increasing customer base.

         Cost of sales decreased $161,757 or 23.1% to $537,754 for the 1995 period from $699,511 for the 1994 period. The cost of sales decreased due to the overall decrease in sales. One additional factor was the impact of the change in the contract with the third party vendor that supplies the MDTs. Costs for the MDT's for the 1995 period, as described above, were $0 compared to $130,363 for the 1994 period. Gross profit decreased 43.6% or $430,045 to $ 556,981 for the 1995 period from $987,026 for the 1994 period.
Gross margin as a percentage of net sales decreased to 50.9% for the 1995 period from 58.5% for the 1994 period reflecting the lower percentage of software system sales partially offset by the elimination of the cost of sales for the low profit margin MDT systems.

         Operating expenses increased $15,511 or 1.5% to $1,064,232 for the 1995 period from $1,048,721 for the 1994 period. The slight increase is the result of some increases in payroll expense offset by reductions in training expense and advertising.

         Personnel costs increased 6.8% to $635,245 for the 1995 period from $594,524 for the 1994 period. The increase was due to the hiring of one contractor as an employee in addition to higher health insurance and Federal withholding costs. These increases were partially offset by the lower sales commissions paid during the 1995 period due to the delays in procurements by our customers.

         Rent, utilities and telephone increased 6.7% to $68,585 for the 1995 period from $64,258 for the 1994 period due primarily to increased phone expense associated with marketing and sales activities. Travel and entertainment expenses decreased $5,247 or 10.4% to $45,400 for the 1995 period from $50,647 for the 1994 period due to the decreased travel associated with the program management activities of the MARTA contract. Professional fees decreased 17.4% to $67,635 for the 1995 period from $81,835 for the 1994 period. These reductions were due the hiring of an outside accountant as an employee and the reduced utilization for the Company's legal counsel during the 1995 period. This reduction was partially offset by the increased usage of a public relations firm. Depreciation expense decreased 5.2% to $81,409 for the 1995 period from $85,857 for the 1994 period reflecting the reduced depreciation on the older computer equipment and office furnishings. Other operating expenses decreased 3.3% or $5,642 to $165,958 for the 1995 period from $171,600 for the 1994 period.
The most significant components of this decrease were the decreased cost of the Company's annual report.

         Net interest expense increased to $62,092 for the 1995 period compared to a net expense of $53,238 for the 1994 period. This reflects the increased interest rate on mortgage and the increased interest expense associated with working capital loans obtained from Directors and Shareholders. Other income decreased in the 1995 period due to the elimination of the income associated with the rental of the second floor of the Company's Acton facility.

         The loss for the 1995 period was $569,202 $(.29) per share compared to a loss of $111,224 or $(.06) per share for the 1994 period and is the result of the reduced sales associated with the delays in the procurements of the Company's products associated with the 1994 Crime Bill.

Liquidity and Capital Resources

         The Company's working capital decreased to a deficit of $322,412 at December 31, 1995 from a deficit of $6,088 at December 31, 1994. Cash increased to $28,264 at December 31, 1995 from $16,103 at December 31, 1994. The decrease in working capital is due to the loss in operations for the year. Accounts receivable decreased to $246,161 at December 31, 1995 from $464,119 at December 31, 1994, reflecting the decreased level of sales throughout the 1995 period. The Company is experiencing an accounts receivable age that averages 60 days sales outstanding.

         The Company's backlog is $253,987 at March 26, 1996. The Company also is continuing its cost improvement program and continues an aggressive sales effort. Specifically, sales of the Company's ImageServer product are expected to increase during 1996. The continuing delays in sales as a result of the delays in awards of grants under the 1994 Crime Bill continue to have an adverse effect on sales and the Company's resulting cash position. Subsequent to the year-end, however, the Company began to be notified by potential customers who had participated in the Company's grant writing seminars that they had received awards. Many of these customers will still have to proceed with a competitive bidding process as required by their respective state laws. In addition, the Company is continuing to consider projects to increase its cash position such as mergers, acquisitions or other business combinations, as well as capital raising alternatives. To date there have been no agreements or arrangements. The Company has also received short term financing commitments from Directors and Officers to support operations, if needed. The Company believes its existing backlog, combined with working capital loans from directors and shareholders and sales resulting from the grants associated with the 1994 Crime Bill will be sufficient to ensure the continued operations through the year.

         As of December 31, 1995, the Company had accumulated approximately $3,900,000 and $3,100,000 in net operating loss carryforwards for federal and state income tax purposes respectively. The loss carryforwards expire in the year 2009. Under the Internal Revenue Code of 1986, as amended, the rate at which a corporation may utilize its net operating losses to offset its income for federal tax purposes is subject to specified limitations during periods after the corporation has undergone an "ownership change". It has been determined that an ownership change did take place at the time of the Company's initial public offering. However, the limitations on the loss carryforward exceed the accumulated loss at the time of the "ownership change". Thus there is no restriction on its use.

Seasonality

         For the majority of the municipalities in the states in which the Company has sold its products through the Company's fiscal 1995, the fiscal year commences July 1. The Company bills the majority of its customers for annual software maintenance charges on July 1 of each year. Consequently, cash flow representing software support revenues has tended to be higher in the second half of the Company's fiscal year, although software support revenues are recognized ratably over the fiscal year.

Inflation

         Inflation has not had a significant impact on the Company's operations to date.

Market for the Company's Common Equity and Related Stockholder Matters

         The Company's Common Stock is available for trading in the over-the-counter market. The Common Stock is quoted under the symbol PAMT.

The following table sets forth the high and low bid prices of the Common Stock as listed on the Boston Stock Exchange and (after July 1994) in the over the counter market for the fiscal periods indicated.



FISCAL YEAR ENDED
DECEMBER 31                                 COMMON STOCK
                                             High    Low
1994
  First Quarter                                .02    .02
  Second Quarter                               .02    .02
  Third Quarter                               1.12    .02
  Fourth Quarter                              2.50    .47

1995
  First Quarter                               1.75    .75
  Second Quarter                              1.56    .75
  Third Quarter                               1.92    .84
  Fourth Quarter                              1.75    .62

         The Company had 73 holders of record of Common Stock on March 26, 1996. The Company has not paid any dividends to date. For the foreseeable future, it is anticipated that earnings, if any, will be used to finance the growth of the Company and that cash dividends will not be paid to stockholders.

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

                                BALANCE SHEET

PAMET SYSTEMS, INC.

ASSETS                                                        December 31,
                                                                 1995

CURRENT ASSETS

   Cash                                                       $   28,264
   Accounts receivable, net of allowance for
     doubtful accounts of $20,000                                246,161
   Inventory                                                      26,921
   Prepaid expenses and other current assets                      46,644
                                                              ----------
                                   TOTAL CURRENT ASSETS          347,990

PROPERTY AND EQUIPMENT, NET                                      922,596

OTHER ASSETS                                                       1,025
RESTRICTED CASH                                                   26,450
                                                              ----------
                                     TOTAL OTHER ASSETS           27,475

                                                              $1,298,061
                                                              ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                           $  245,516
   Accrued expenses                                              140,684
   Notes payable-related party                                    81,099
   Deferred software maintenance revenue                         190,034
   Current portion of long-term debt                              13,069
                                                              ----------
                              TOTAL CURRENT LIABILITIES          670,402

LONG TERM DEBT, less current portion                             509,426
UNEARNED SUPPORT REVENUE                                          79,283

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
   Preferred stock, $.01 par value, 1,000,000
     shares authorized, none issued
   Common stock, $.01 par value, 7,500,000 shares
     authorized; 2,018,250 issued and outstanding                 20,183
   Additional paid-in Capital                                  4,072,629
   Accumulated deficit                                        (4,053,862)
                                                              -----------
                                 TOTAL STOCKHOLDERS' EQUITY       38,950

                                                              $1,298,061
                                                              ==========

See accompanying notes to financial statements.

                            STATEMENTS OF OPERATIONS

PAMET SYSTEMS, INC.

                                                      Year Ended December 31,
                                                         1995          1994
                                                      ---------      --------

Net hardware and software sales                        $735,641    $1,400,773
Software support revenues                               359,094       285,764
                                                      _________     _________
                     NET REVENUES                     1,094,735     1,686,537

Cost of sales                                           537,754       699,511
                                                      _________     _________
                                                        556,981       987,026


Operating expenses
  Personnel costs                                       635,245       594,524
  Rent, utilities and telephone                          68,585        64,258
  Travel and entertainment                               45,400        50,647
  Professional fees                                      67,635        81,835
  Depreciation                                           81,409        85,857
  Other operating expenses                              165,958       171,600
                                                      ---------     ---------
                     TOTAL OPERATING EXPENSES         1,064,232     1,048,721

Loss from operations                                   (507,251)      (61,695)
Interest income                                           3,213         4,584
Interest expense                                        (65,305)      (57,822)
Other income                                                141         3,709
                                                      ---------     ---------
                     NET LOSS                         $(569,202)    $(111,224)
                                                      =========     =========

Net loss per common share                                 $(.29)        $(.06)
                                                          =====         =====


Weighted average common shares outstanding            1,971,459     1,966,250
                                                      =========     =========

See accompanying notes to financial statements.

                         STATEMENTS OF STOCKHOLDERS' EQUITY

PAMET SYSTEMS, INC.




                                        Additional                     Total
                      Common Stock       Paid-in     Accumulated   Stockholders'
                      Shares   Amount    Capital       Deficit        Equity
                     -------- --------  ----------   -----------   ------------
BALANCE AT
January 1, 1994     1,996,250  $19,663  $4,039,009  $(3,373,436)      $685,236

NET LOSS                                               (111,224)      (111,224)

ISSUANCE OF STOCK
  OPTIONS                                  $10,000                     $10,000
                    _________  _______  __________  ____________      ________
BALANCE AT
DECEMBER 31, 1994   1,966,250  $19,663  $4,049,009  $(3,484,660)      $584,012

NET LOSS                                               (569,202)      (569,202)

CONVERSION OF
STOCK OPTIONS          52,000      520      23,620            --        24,140
                    _________  _______  __________  ____________      ________
BALANCE AT
DECEMBER 31, 1995   2,018,250  $20,183  $4,072,629  $(4,053,862)       $38,950
                    =========  =======  ==========  ============      ========

See accompanying notes to financial statements.

                          STATEMENTS OF CASH FLOWS

PAMET SYSTEMS, INC.
                                                  Year Ended December 31,
                                                    1995           1994
                                                 ----------     ----------
OPERATING ACTIVITIES
  Net loss                                       $(569,202)     $(111,224)
  Adjustments to reconcile net loss to net cash
    provided by (used for) operating activities:
    Depreciation and amortization                  163,561        142,057
    Issuance of stock options                          --          10,000

  Changes in operating assets and liabilities:
    Accounts receivable                            217,958       (159,562)
    Inventory                                       32,333         (8,582)
    Prepaid expenses and other current assets       (3,042)        (5,209)
    Other assets                                       398         25,844
    Restricted cash                                   (685)          (661)
    Accounts payable                               (75,470)       122,584
    Accrued expenses                                62,085        (15,494)
    Deferred software maintenance and
      unearned support revenue                     102,776         49,576
         Net cash provided by
           (used for) operating activities         (69,288)        49,329

INVESTING ACTIVITIES

  Expenditures for property
    and equipment                                   (4,095)       (26,263)
  Proceeds from sale of equipment                    1,783          3,352
                                                   -------        -------
       Net cash used for investing activities       (2,312)       (22,911)

FINANCING ACTIVITIES

  Proceeds from notes payable-related party        211,899         78,000
  Payment of notes payable-related party          (140,800)       (83,144)
  Payments of long-term debt                       (11,478)       (10,842)
  Issuance of capital stock                         24,140             --
                                                   -------        -------

    Net cash provided by (used for)
      financing activities                          83,761        (15,986)

                       NET INCREASE IN CASH         12,161         10,432

   Cash at beginning of period                      16,103          5,671

                       CASH AT END OF PERIOD       $28,264        $16,103
                                                   =======        =======

  SUPPLEMENTAL DISCLOSURES OF CASH
    FLOWS INFORMATION
      Cash paid for interest                       $65,000        $57,798
                                                   =======        =======

  SUMMARY OF NON-CASH TRANSACTIONS
    Stock options issued to a consultant
    for the production of an advertising
    video                                              --         $10,000
                                                      ====          =====

See accompanying notes to financial statements.

                         NOTES TO FINANCIAL STATEMENTS


NOTE A--NATURE OF OPERATIONS

Pamet Systems, Inc. (the Company), a Massachusetts corporation, was formed in November 1987 to engage in the business of designing, developing, installing and servicing computer software systems for the municipal market throughout the Eastern United States, principally in the area of public safety. Credit is granted to certain customers, most of which are municipalities. The Company generally does not require collateral.

The Company continues to suffer recurring losses from operations. However, through June of 1996, the Company's net sales were approximately $998,000 (unaudited) and net income was approximately $92,000 (unaudited). In addition, the Company's committed backlog was in excess of $700,000 (unaudited). Management believes that this level of sales and backlog are adequate to sustain operations through the end of fiscal year 1996. In addition, the above sales and backlog numbers do not include any estimates of potential sales with the Company's customers and prospective customers who have been notified by the Department of Justice that they have received awards under the 1994 crime bill. Once this Federal funding is released, these potential customers will proceed with the competitive bidding process required by State laws. The Company expects to see the results of at least some of these successful bids in fiscal year 1996.

The ultimate success of the Company is still dependent upon its ability to secure adequate interim and permanent funding to meet its working capital needs and the successful marketing of its products and services through expansion of the Company's operations. Some directors and officers of the Company, under certain circumstances, have agreed to provide short term financing on a temporary basis as needed. As a result, management believes the company's current sources of liquidity and funding are adequate to sustain operations through the end of fiscal year 1996. Management is also trying to enhance its financial position by obtaining permanent additional financing. There can be no assurance, however, that the Company's operations will be sustained or prove profitable in the future or that adequate sources of financing will be available at all, when needed or on commercially acceptable terms.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES

Restricted Cash: In connection with its mortgage agreement, the Company is required to maintain an interest reserve account with the mortgagor. Withdrawals from the account are restricted to the payment of mortgage principal or interest.

Property and Equipment: Property and equipment are stated at cost and are depreciated on the straight line or accelerated methods over their estimated useful lives, which range from 3 to 31.5 years.

Capitalized Software Development Costs: The Company capitalized certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed." Software development costs were capitalized at the lower of cost or net realizable value beginning with the establishment of the technological feasibility of the related products as defined in the statement, and include costs of porting the Company's products to the UNIX operating systems, as well as costs associated with purchasing software used in the Company's products. Other research and development costs, which are not material, are charged to expense as incurred. In the current year all of the Company's capitalized software development costs have been determined to have no net realizable value and have been written off. Amortization of capitalized software costs amounted to $86,152 and $56,200 in 1995 and 1994, respectively, and is included in cost of sales.

Inventory: Inventory, which consists primarily of computer-related supplies, is stated at the lower of cost (first-in, first-out) or market value.

Deferred Software Maintenance Revenue and Unearned Support Revenue: Deferred software maintenance revenue and unearned support revenue represent revenue relating to software support, updates and warranties which the Company has not yet earned. Software maintenance fees are recognized ratably over the
period  of  the  service  contract.   The portion of the maintenance fee
associated with the sale of a first time system or software that relates to the initial maintenance period is also recognized ratably over the period of the extended service.

Revenue Recognition: Revenues from the sale of products are recognized when the product is installed. Revenues from the distribution agreement are recognized upon shipment.

Net Loss Per Common Share: The net loss per common share is computed using the weighted average number of shares of common stock outstanding during the
period.    Fully diluted earnings per common share, assuming conversion of outstanding stock options and redeemable stock warrants, are not presented since the effect would be antidilutive.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses
during  the  reporting  period.   Actual results could differ from those
estimates.

Income Taxes: The Company accounts for income taxes following the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which prescribes the use of the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates that will be in effect when the differences are expected to reverse. The primary component of the Company's deferred tax asset as of December 31, 1995, which is fully reserved, is net operating loss carryforwards.

NOTE C--RELATED-PARTY TRANSACTIONS

Director Compensation: The Company paid approximately $14,000 and $17,000 in 1995 and 1994 respectively, to a stockholder and director for financial accounting consulting services.

Notes Payable - Related party consist of the following:

                                                          1995       1994
                                                        -------    -------

Notes payable to directors for unsecured advances.      $81,099    $10,000
                                                         ======     ======



NOTE D--PROPERTY AND EQUIPMENT AND ACCUMULATED DEPRECIATION


Property and equipment at December 31 is as follows:

                        Balance at
                         Beginning                              Balance at
                                of    Additions                     End of
Classification              Period      at Cost  Retirements        Period

Year Ended December 31, 1995:
  Land                  $  231,283                              $  231,283
  Building                 758,728                                 758,728
  Furniture and Fixtures   116,700     $  1,349                    118,049
  Computer Equipment       323,982        2,746  $  (32,768)       293,960
  Automobiles               22,900                                  22,900
                         ---------      -------   ---------      ---------
             TOTALS     $1,453,593     $  4,095  $  (32,768)    $1,424,920
                        ==========     ========  ==========     ==========

Year Ended December 31, 1994:
  Land                  $  231,283                              $  231,283
  Building                 758,728                                 758,728
  Furniture and Fixtures   113,803     $  2,897                    116,700
  Computer Equipment       307,891       23,366  $  (7,275)        323,982
  Automobiles               44,698                 (21,798)         22,900
                         ---------     --------   --------       ---------
            TOTALS      $1,456,403   $   26,263  $ (29,073)     $1,453,593
                        ==========   ==========  =========      ==========

Accumulated depreciation at December 31 is as follows:

                        Balance at
                         Beginning    Additions                 Balance at
                                of      Charged                     End of
Classification              Period   To Expense  Retirements        Period

Year Ended December 31, 1995:
  Building                $ 87,699    $  24,150                  $ 111,849
  Furniture and Fixtures    86,664       12,025                     98,689
  Computer Equipment       254,636       45,235   $ (30,985)       268,886
  Automobiles               22,900                                  22,900
                          --------     --------   ---------       --------
             TOTALS       $451,899     $ 81,410   $ (30,985)      $502,324
                          ========     ========   =========       ========

Year Ended December 31, 1994:
  Building                $ 63,536    $  24,163                   $ 87,699
  Furniture and Fixtures    72,353       14,311                     86,664
  Computer Equipment       216,966       44,945  $  (7,275)        254,636
  Automobiles              _38,906       _2,437    (18,443)        _22,900
                          --------     --------   ---------       --------
             TOTALS       $391,761      $85,856  $ (25,718)       $451,899
                          ========     ========   =========       ========

NOTES TO FINANCIAL STATEMENTS--CONTINUED

PAMET SYSTEMS, INC.

NOTE E--ACCRUED EXPENSES

Accrued expenses includes the following:

                                                    December 31,
                                              1995              1994
                                            --------          --------

Accrued payroll and vacation                $ 44,823          $ 34,122
Accrued and withheld payroll taxes            59,516             8,827
Other                                         36,345            35,650
                                            --------          --------
                                            $140,684          $ 78,599
                                            ========          ========

NOTE F--COMMITMENTS AND CONTINGENCIES

Lease Obligations:  The Company rents office space and office equipment under
operating  leases.    Rents  for  its  field offices are generally on a
month-to-month basis or with leases having noncancelable terms not longer than one year. Expenses incurred under operating leases were $4,640 and $5,430 in 1995 and 1994, respectively.

Financial Advisor Commitments: In November 1990, the Company entered into an agreement to pay a financial advisor $2,000 per month through October 1993 in return for assisting the Company in financial matters. At December 31, 1995 and 1994, $28,000 remained unpaid in connection with this agreement and was included in accounts payable.

Legal Fees: In May of 1992, the Company entered into an agreement with its present attorney to pursue different financing arrangements, acquisitions or mergers. Legal work associated with this agreement, which has not yet been billed to the Company, was to be paid principally out of the proceeds of any resulting transaction.

The amount, if any, that will be ultimately paid by the Company, and under what conditions, in connection with this legal work is uncertain at this
time.   If the Company never enters into any of the above transactions, the ultimate billings associated with this legal work will not exceed $15,000; accordingly this amount is included in accounts payable at December 31, 1995 ($8,000 at December 31, 1994).

NOTE G--LONG TERM DEBT

In March 1992, the Company secured a $560,000 mortgage on its facility. On June 21, 1995 the note was extended for a one year term with monthly payments determined according to a twenty-year amortization period. $5,741, including interest at 11%, is payable monthly. In addition, the note is subject to several conditions, including:

           - Five officers, directors and/or stockholders of the Company are limited guarantors of the note to the extent of $50,000 each. In connection with these guarantees these five officers, directors and/or shareholders were paid $1,500 each in the current year.

           - Payment of dividends is restricted, requiring approval of the mortgagor.

           - Salary increases for officers are restricted, requiring approval of the mortgagor.

Subsequent to December 31, 1995, the bank issued a committment letter that indicates this mortgage will be renewed for one year, until June 1997. Payment terms and interest rates, although not finalized, are expected to remain consistent with current terms and rates. Maturities reflect these terms and rates.

Annual principal maturities of long-term debt are as follows:

      Year ending  December 31, 1996             $ 13,069
                   December 31, 1997              509,426
                                                 --------
                                                 $522,495
                                                 ========

NOTE H--STOCKHOLDERS' EQUITY

In conjunction with the Company's initial public offering in November 1990, the Company issued 920,000 redeemable warrants for $5 per unit. Each redeemable warrant entitled the holder to purchase one share of the Company's $.01 par value common stock at a price of $6.50 per share and expired October 31, 1994. The Company also issued additional rights to purchase up to 80,000 units at a price of $6.75 until October 31, 1995.

Stock Option Plans: In 1990, the Company adopted a Stock Option Plan under which the Board of Directors may grant incentive or non-qualified stock options to employees, directors and consultants of the Company. The maximum number of shares of stock subject to issuance under option arrangements is 400,000 shares. These options, of which a total of 17,000 had been exercised at December 31, 1995, are exercisable within a ten-year period from the date of the grant, generally fully exercisable when issued to directors and exercisable 20% per year and continuing over five years for employees and consultants. The option price per share under the Plan is not less than the fair market value of the shares on the date of grant. For the year ended December 31, 1994.

167,500 options outstanding under the Company's Stock Option Plan ranging in option price from $3.00 to $5.50 per share, were repriced to $.02 per share (the average bid price at the time of repricing). All other terms of these options including the vesting period and the number of shares associated with each option remained the same. No directors were subject to this option repricing.

Stock option activity for the two year period ended December 31, 1995 is as follows:


                                               Number       Option Price
                                           Of Options          Per Share
                                           __________       ____________

Outstanding January 1, 1994                  197,500        $.02 - $5.50


Granted to Directors                          33,000         $.02 - $.50
Granted to Employees                          62,000                $.02
                                           __________       ____________
Outstanding December 31, 1994                292,500        $.02 - $5.50

Granted to Directors                           8,000               $1.00
Granted to Employees                          41,000               $1.44
Exercised                                    (17,000)               $.02
Cancelled                                     (6,000)               $.02
                                           __________       ____________
Outstanding December 31, 1995                318,500        $.02 - $5.50
                                           =========        ============



Exercisable at December 31, 1995             207,900        $.02 - $5.50
                                           =========        ============
Exercisable at December 31, 1994             190,500        $.02 - $5.50
                                           =========        ============


Available for Grant
At December 31, 1995                          64,500
                                              ======

Available for Grant
At December 31, 1994                         107,500
                                             =======

In addition, The company also issued the following stock options outside of any formalized plan as follows;


                                               Number       Option Price
                                           Of Options          Per Share
                                           __________       ____________

Outstanding January 1, 1994                      --                 --

Granted to a Vendor in
return for services                           50,000                $.80
                                           __________       ____________
Outstanding December 31, 1994                 50,000                $.80

Granted to Directors
in consideration for
providing short term financing               105,000                $.68

Exercised                                    (35,000)               $.68
                                           __________       ____________
Outstanding December 31, 1995                120,000         $.68 - $.80
                                           ==========       ============

On January 1, 1996 options representing 8,000 shares were granted to directors at an exercise price of $1.12 per share.

NOTE I--INCOME TAXES

There is no current provision for federal income tax due to the Company's net
operating  losses  to  date.   During 1995 and 1994, the Company recorded
deferred tax assets from the benefit of net operating losses in the amount of $118,000 and $16,000, respectively. The cumulative amount of these assets, which is $959,000 at December 31, 1995, has been fully reserved due to the Company's history of operating losses. Thus, management has concluded that realization of the benefit is not likely. The Company has available for federal and state income tax purposes net operating loss carryforwards of approximately $3,900,000 and $3,100,000 respectively, which may be used to offset future taxable income. These net operating loss carryforwards, if unused, expire in 2009.

NOTE J--SIGNIFICANT CUSTOMERS

There were no sales to individual customers that were greater than 10% of total revenues for the year ended December 31, 1995.

For the period ended December 31, 1994, sales to one customer totaled approximately $267,000 or 15.8% of total sales.

PAMET SYSTEMS, INC.

NOTE K--ECONOMIC DEPENDENCY

The Company obtains approximately 70% of its merchandise from one source. Management believes that if this supplier ceased providing merchandise, the Company could find alternative suppliers without serious interruption of business.


NOTE L--QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1995 and 1994 is as follows:


                                          Quarter Ended
                       ---------------------------------------------------

                      March 31,      June 30,     September 30,    December 31,
                        1995           1995           1995            1995
                     ---------      ---------       ---------      ---------
Revenues             $ 180,127      $ 335,780       $ 267,427      $ 311,401
Gross Profits           82,206        220,145         161,058         93,572
Operating Income
  (loss)              (176,993)       (27,528)       (131,256)      (171,474)
Net Income
  (loss)              (189,459)       (43,208)       (148,323)      (188,212)
Income (loss)
  per share          $    (.10)     $    (.02)      $    (.07)     $    (.10)

                                          Quarter Ended
                       ---------------------------------------------------

                      March 31,      June 30,     September 30,    December 31,
                        1994           1994           1994            1994
                     ---------      ---------       ---------      ---------
Revenues             $ 393,257       $ 412,145        $473,180     $ 407,955
Gross Profits          206,197         297,419         282,617       200,793
Operating Income
  (loss)               (25,193)         53,479          18,075      (108,056)
Net Income
  (loss)               (38,123)         39,739           2,989      (115,829)
Income (loss)
  per share          $    (.02)      $     .02       $     .00      $   (.06)


                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Pamet Systems, Inc.


We have audited the accompanying balance sheet of Pamet Systems, Inc. as of December 31, 1995, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pamet Systems, Inc. as of December 31, 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                  GOFF, CARLIN & CAGAN LLP
Worcester, Massachusetts


March 15, 1996, except as to the information presented in Note A, for which the date is August 26, 1996

                            CORPORATE INFORMATION

                                     Corporation Information
Board of Directors
                                     For a copy of Company's Form 10-KSB for
Dr. Joel B. Searcy                   fiscal 1995 or other information about
Chairman of the Board                the Company contact,
President                            Investor Relations
                                     Lauren S. Lampinen
Richard C. Becker                    Pamet Systems, Inc.
Vice President, Chief Operating      1000 Main Street
Officer, Treasurer, Director and     Acton, MA  01720
Assistant Clerk                      (508) 263-2060

Arthur V. Josephson, Jr.             Auditors
Clerk and Director
Accounting Consultant                Goff, Carlin & Cagan
                                     446 Main Street
Laurence B. Berger                   Worcester, MA 01608
Consultant
                                     Transfer Agent
Dr. Stanley J. Robboy
Professor of Pathology, Obstetrics   Continental Stock Transfer &
and Gynecology and Director of       Trust Company
Gynecologic Pathology, Duke          2 Broadway
University Medical Center            New York, NY  10004

Lee Spelke                           Annual Meeting
Financial Consultant
                                     The annual meeting of Pamet Systems, Inc.
Officers                             will be held on Friday, October 4, 1996
                                     at 10:00 am at Pamet Systems, 1000 Main
Dr. Joel B. Searcy                   St., Acton, Massachusetts
Chairman of the Board
President                            Pamet Systems, Inc. Offices

Richard C. Becker                    Headquarters
Vice President, Chief Operating      1000 Main Street
Officer, Treasurer, Director and     Acton, MA  01720
Assistant Clerk                      (508)-263-2060

                                     1836 Ashley River Road
                                     Suite 130
                                     Charleston, SC  29407
                                     (803)-766-8111

                                     Legal Counsel

                                     Shereff, Friedman, Hoffman & Goodman, LLP
                                     919 Third Ave.
                                     New York, NY  10022

                                     Stock Listing

                                     Pamet Systems, Inc. stock is traded on
                                     the NASDAQ OTC (Symbol: PAMT)

                                     Company Information

                                     For a copy of Company's Form 10-KSB for
                                     fiscal 1995 or other information about
                                     the Company contact,
                                     Investor Relations
                                     Lauren S. Lampinen
                                     Pamet Systems, Inc.
                                     1000 Main Street
                                     Acton, MA  01720
                                     (508) 263-2060

                                     Auditors

                                     Goff, Carlin & Cagan
                                     446 Main Street
                                     Worcester, MA 01608

                                     Transfer Agent

                                     Continental Stock Transfer &
                                     Trust Company
                                     2 Broadway
                                     New York, NY  10004

                                     Annual Meeting

                                     The annual meeting of Pamet Systems, Inc.
                                     will be held on Friday, October 4, 1996
                                     at 10:00 am at Pamet Systems, 1000 Main
                                     St., Acton, Massachusetts

                                     Pamet Systems, Inc. Offices

                                     Headquarters
                                     1000 Main Street
                                     Acton, MA  01720
                                     (508)-263-2060

                                     1836 Ashley River Road
                                     Suite 130
                                     Charleston, SC  29407
                                     (803)-766-8111

                                     Legal Counsel

                                     Shereff, Friedman, Hoffman & Goodman, LLP
                                     919 Third Ave.
                                     New York, NY  10022

                                     Stock Listing

                                     Pamet Systems, Inc. stock is traded on
                                     the NASDAQ OTC (Symbol: PAMT)

(Back Cover)


Pamet Systems, Inc.
1000 Main Street
Acton, MA  01720
(508)-263-2060
FAX (508)-263-4158